Exhibit 2.s.3

STATEMENTS RE: COMPUTATION OF RATIOS

(Dollars in Thousands, Except Ratios)

	For the Years Ended September 30,
	2017	2016	2015	2014	2013
Net investment income	$21,433	$19,487	$17,700	$18,368	$18,386
Add: fixed charges and mandatorily redeemable preferred distributions	8,319	8,092	9,050	7,213	7,137
Less: mandatorily redeemable preferred distributions	(4,152)	(4,118)	(4,116)	(3,338)	(2,744)

Net earnings	$25,600	$23,461	$22,634	$22,243	$22,779
Fixed charges and mandatorily redeemable preferred distributions:
Interest expense	3,073	2,899	3,828	2,628	3,182
Amortization of deferred financing fees	1,094	1,075	1,106	1,247	1,211
Mandatorily redeemable preferred distributions	4,152	4,118	4,116	3,338	2,744

Total fixed charges and mandatorily redeemable preferred distributions	$8,319	$8,092	$9,050	$7,213	$7,137
Ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions	3.1	2.9	2.5	3.1	3.2

The calculation of the ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions is above. “Net earnings” consist of net investment income before fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.